UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

HCSB Financial Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
40413R107
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40413R107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 40,573,981 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 40,573,981 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,573,981 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)
Reflects 35,968,163 shares of Common Stock of which EJF Sidecar Fund, Series LLC – Series E is the record owner, together with up to 4,605,818 shares of Common Stock that EJF Sidecar Fund, Series LLC – Series E has the right to obtain, within 60 days, upon the conversion of non-voting common stock of which it is the record owner.  In addition to the 35,968,163 shares of Common Stock beneficially owned by EJF Capital LLC, it also beneficially owns 8,031,837 shares of non-voting common stock (the “Non-Voting Shares”) of which EJF Sidecar Fund, Series LLC – Series E is the record owner.  Subject to certain conditions, each Non-Voting Share may be converted into 1 share of Common Stock at any time, provided that upon such conversion, the holder and its affiliates will not own more than 9.9% of the Common Stock.  Based on the 35,968,163 shares of Common Stock of which EJF Sidecar Fund, Series LLC – Series E is the record owner, it currently has the right, subject to the 9.9% conversion cap, to convert up to 4,605,818 Non-Voting Shares.

(2)
Based on 405,232,383 shares of Common Stock outstanding as of November 1, 2016, as reported by the Issuer in its Form 10-Q filed with the SEC on November 4, 2016, together with the 4,605,818 shares of Common Stock that EJF Sidecar Fund, Series LLC – Series E has the right to obtain, within 60 days, upon the conversion of the Non-Voting Shares of which it is the record owner.

CUSIP No. 40413R107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emanuel J. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 40,573,981 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 40,573,981 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,573,981 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Reflects 35,968,163 shares of Common Stock of which EJF Sidecar Fund, Series LLC – Series E is the record owner, together with up to 4,605,818 shares of Common Stock that EJF Sidecar Fund, Series LLC – Series E has the right to obtain, within 60 days, upon the conversion of non-voting common stock of which it is the record owner.  In addition to the 35,968,163 shares of Common Stock beneficially owned by Emanuel J. Friedman, he also beneficially owns 8,031,837 Non-Voting Shares of which EJF Sidecar Fund, Series LLC – Series E is the record owner.  Subject to certain conditions, each Non-Voting Share may be converted into 1 share of Common Stock at any time, provided that upon such conversion, the holder and its affiliates will not own more than 9.9% of the Common Stock.  Based on the 35,968,163 shares of Common Stock of which EJF Sidecar Fund, Series LLC – Series E is the record owner, it currently has the right, subject to the 9.9% conversion cap, to convert up to 4,605,818 Non-Voting Shares.

(2)
Based on 405,232,383 shares of Common Stock outstanding as of November 1, 2016, as reported by the Issuer in its Form 10-Q filed with the SEC on November 4, 2016, together with the 4,605,818 shares of Common Stock that EJF Sidecar Fund, Series LLC – Series E has the right to obtain, within 60 days, upon the conversion of the Non-Voting Shares of which it is the record owner.

CUSIP No. 40413R107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Sidecar Fund, Serices LLC – Series E
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 40,573,981 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 40,573,981(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,573,981 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
Reflects 35,968,163 shares of Common Stock of which EJF Sidecar Fund, Series LLC – Series E is the record owner, together with up to 4,605,818 shares of Common Stock that EJF Sidecar Fund, Series LLC – Series E has the right to obtain, within 60 days, upon the conversion of Non-Voting Shares of which it is the record owner.  In addition to the 35,968,163 shares of Common Stock of which EJF Sidecar Fund, Series LLC – Series E is the record owner, it also is the record owner of 8,031,837 Non-Voting Shares.  Subject to certain conditions, each Non-Voting Share may be converted into 1 share of Common Stock at any time, provided that upon such conversion, the holder and its affiliates will not own more than 9.9% of the Common Stock.  Based on the 35,968,163 shares of Common Stock of which EJF Sidecar Fund, Series LLC – Series E is the record owner, it currently has the right, subject to the 9.9% conversion cap, to convert up to 4,605,818 Non-Voting Shares.

(2)
Based on 405,232,383 shares of Common Stock outstanding as of November 1, 2016, as reported by the Issuer in its Form 10-Q filed with the SEC on November 4, 2016, together with the 4,605,818 shares of Common Stock that EJF Sidecar Fund, Series LLC – Series E has the right to obtain, within 60 days, upon the conversion of the Non-Voting Shares of which it is the record owner.

Item 1. (a)                      Name of Issuer

HCSB Financial Corporation

Item 1. (b)                      Address of Issuer’s Principal Executive Offices

3640 Ralph Ellis Boulevard
Loris, South Carolina
29569

Item 2. (a)                      Name of Person Filing

This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman; and
(iii)	EJF Sidecar Fund, Series LLC – Series E.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 1 to Schedule 13G is being filed on behalf of each of them.

Item 2. (b)                      Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)                      Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)                      Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2. (e)                      CUSIP Number

40413R107

Item 3.                        If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.                        Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

EJF Sidecar Fund, Series LLC – Series E is the record owner of 35,968,163 shares of Common Stock.  In addition to the 35,968,163 shares of Common Stock of which EJF Sidecar Fund, Series LLC – Series E is the record owner, it is also the record owner of 8,031,837 Non-Voting Shares.  Subject to certain conditions, each Non-Voting Share may be converted, within 60 days, into 1 share of Common Stock, provided that upon such conversion, the holder and its affiliates will not own more than 9.9% of the Common Stock.  Based on the 35,968,163 shares of Common Stock of which EJF Sidecar Fund, Series LLC – Series E is the record owner, it currently has the right, subject to the 9.9% conversion cap, to convert up to approximately 4,605,818 Non-Voting Shares.
EJF Capital LLC is the managing member of EJF Sidecar Fund, Series LLC – Series E and may be deemed to share beneficial ownership of the shares of Common Stock and Non-Voting Shares of which EJF Sidecar Fund, Series LLC – Series E is the record owner.
Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock and Non-Voting Shares over which EJF Capital LLC may share beneficial ownership.
Item 5.                      Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

See Item 4.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2017

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SERIES E
By: Its:	EJF CAPITAL LLC Managing Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EXHIBIT A

   The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, and EJF Sidecar Fund, Series LLC – Series E, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Amendment No. 1 to Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 14, 2017

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SERIES E
By: Its:	EJF CAPITAL LLC Managing Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer